Mail Stop 4561
via fax (773) 961-2990

January 2, 2009

Matthew V. Booty
Interim President and Chief Executive Officer
Midway Games, Inc.
2704 West Roscoe Street
Chicago, Illinois 60618

>   **Re: Midway Games, Inc.**
>   **Form 10-K and 10-K/A for the Fiscal Year Ended**
>   **December 31, 2007**
>   **Filed March 13, 2008 and April 29, 2008, respectively**
>   **File No. 0-12367**

Dear Mr. Booty:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   Kathleen Collins
>   Accounting Branch Chief